UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO

SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

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EWRX INTERNET SYSTEMS, INC.

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(Name of Registrant)

________Nevada________      _______000-27195______         __    98-0117139 ____________

      (State of Incorporation)            (Commission File No.)          (IRS Employer Identification

             Number

25 Fordham Drive

Buffalo, New York 14216

(Address of Principal Executive Offices)

(716) 698-1972

(Registrant’s Telephone Number)

William D. Kyle

2211 12th Avenue East

Seattle, WA 98102

(206) 422-6677

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(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

We Are Not Asking You for a Proxy and

You Are Required Not to Send Us a Proxy

EWRX INTERNET SYSTEMS, INC.

25 Fordham Drive

Buffalo, New York 14216

Information Statement Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and

Rule 14f-1 Thereunder

Notice of Change in the

Majority of the Board of Directors

INTRODUCTION

The information contained in this Information Statement is being furnished to all holders of record of common stock of EWRX Internet Systems, Inc. (the “Company”) at the close of business on July 20, 2012 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule 14f-1 under that Act.

 No action is required by the stockholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the closing of the change in a majority of our directors pursuant to the terms of the Common Stock Purchase Agreement will not occur until at least 10 days following the mailing of this Information Statement. This Information Statement will be mailed to our stockholders of record on or about July 20, 2012.

Please read this Information Statement carefully. It describes the terms of the Common Stock Purchase Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Common Stock Purchase Agreement. All of our filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 100 F Street N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

On July 3, 2012, Navitex Canada, Inc. (“Navitex”), a Canadian corporation controlled by Jessica Q. Wang (“Wang”), and Wang individually (together the “Sellers”), entered into a Common Stock Purchase Agreement (the “Stock Purchase Agreement”) pursuant to which Navitex and Wang agreed to sell to International Dianliandian Shops Network Science & Technology Corporation, a New York Corporation, Mr. Fenglin Wang, Dr. Wenyi Yu, Mr. Wenyong Wang, Ms. Fang Wang, Mr. Jihuiai Bao, and Mr. Fang Cheng, collectively referred to as “Purchasers”, with a principal place of business at 25 Fordham Drive, Buffalo, New York, 14216, a total of Seventy Five Million Nine Hundred Twenty Three Thousand Seven Hundred Thirty Three (75,923,733)  shares of common stock of the Company (the “Shares”) owned by them, constituting approximately 75.92% of the Company’s outstanding common stock, for $240,000. As a result of the sale there will be a change of control of the Company. On July 19, 2012, the purchase of the Shares was completed. There is no family relationship or other relationship between the Sellers and any of the Purchasers.

In connection with the sale under the Stock Purchase Agreement, Navitex, Wang and the Company’s current Board of Directors have agreed to (a) appoint Mr. Fenglin Wang, Dr. Wenyi Yu, Mr. Wenyong Wang and Ms. Fang Wang (the “Designees”) as directors of the Company, subject to the filing and dissemination of this  Schedule 14f-1, and (d) submit the resignation of the current directors and officers of the Company, subject to the filing and dissemination of this Schedule 14f-1. As a result thereof, the Designees will constitute the entire Board of Directors of the Company.

As of the date of this Schedule 14f-1, the authorized capital stock of the Company consists of 200,000,000 shares of common stock, par value $.001 per share, of which 100,000,000 shares are issued and outstanding and 500,000 shares of Preferred Stock, $.01 par value, none of which shares are issued or outstanding.  Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the current directors and executive officers of the Company (1):

Name

Position/Title

Age

Ms. Jessica Q. Wang

Director, President, CEO

48

Elwin Cathcart

Director, Secretary

85

Mark Price

Director

51

Stanley Kwan

Treasurer

63

(1)

The persons named above as officers resigned their positions as such when the purchase of the Shares was completed on July 19, 2012.

The following sets forth biographical information regarding the Company’s current directors:

Ms. Jessica Q. Wang - Director, Former President and CEO

Ms. Wang has served as the CEO & President of EWRX since November 2001. She has been the Chairman of the Board of Navitex Technology Inc. since 2002 and is the founder and owner of Navitex Canada Inc. since 1999. From 1993 until 2001, Ms. Wang was the Chairman of the Board of Hong Kong Dongling Holding Co.

Over the last ten years, Ms. Wang has applied her specialization of investment evaluation, technical analysis and international management to attain investments and guide several technology, marketing and real estate companies from conception to successful financial operation. Ms. Wang also facilitated access of North American M&A companies to prominent resources in China and promoted the introduction of successful Chinese companies to the North American stock and financial markets. Ms. Wang has been the Honoured Director of Chinese Talented Women’s Association, an association chaired by the former first lady of China. Through this relationship she has developed close connection with a vast network of outstanding Chinese entrepreneurs, and prominent political and academic leaders.

Mr. Elwin Cathcart – Director and Former Secretary

Mr. Cathcart is the President and owner of Groupmark Canada Limited which was founded in September 1971. He has also served as the CEO of several other public companies. He continues to be involved in several private business enterprises as well as performing consultation services to individuals and companies.

Mr. Cathcart was the principle shareholder and CEO of VHSN, a public company, specializing in sales of personal products. He also developed “SMARTCARD,”™ a chip based plastic card for the recording and protection of information, including securing data such as money, account information, etc. This technology was licensed and marketed by several companies and individuals. In the last two decades, Mr. Cathcart developed a number of hotel and resort properties in the North American market. He also developed consumer markets for a variety of products sold by a direct sales network. While still active in several areas of business and consulting, he has retired from his business development activities and entrepreneurial enterprises.

Mr. Mark Price – Director

Mr. Mark Price has been a Director of EWRX Internet Systems since May 2010. Mr. Price has over 20 years experience in growing technology companies into successful operating and marketing organizations. Throughout this time, Mr. Price has held senior executive positions with several notable technology companies, and has provided independent management consulting services to many successful companies across North

America. Mr. Price was a co-founder and managing partner of Ashlar Perfomance Group, a successful consulting and marketing firm which has been actively engaged in providing management consulting services and market development to Fortune 1000 companies across North America. Mr. Price was President of Navitex Technology Inc. from 2005-2007, and has been President of Navitex Canada Inc. from 2007 to present. In addition to these activities, Mr. Price currently continues to provide independent consulting services to Canadian technology based companies seeking to develop new markets and is an active Director of Horizon Foundation, a Canadian charitable organization.

Mark Price is the spouse of the Company's former President and CEO, Jessica Q. Wang.

Set forth below is information describing the Company’s new officers and proposed directors, to be elected pursuant to the terms of the Stock Purchase Agreement:

Name

Position/Title (1)

Age

Mr. Fenglin Wang

Chairman, President, Director

56

Dr. Wenyi Yu

Director

48

Mr. Wenyong Wang

Director

30

Ms. Fang Wang

Director

25

Ms. Keren Zhao

CEO

45

Mr. William D. Kyle III

Corporate Secretary

67

(1)

All persons named above were appointed officers of the Company on July 19, 2012, upon closing of the purchase of the Shares described above; and the persons named above as directors will comprise the Company’s Board of Directors in accordance with the requirements of Exchange Act Rule 14f-1.

The following sets forth biographical information regarding the Company’s proposed directors and its newly-appointed officers:

Mr. Fenglin Wang, Chairperson of the Board of Directors, Director and President, 56 years of age.  In 2008, Mr. Wang founded and is Chairman of Dianliandian (DLD) Discount Shopping Service Network, a leading online, discount shopping service, based in Zhengzhou City, China.  Working with some of the China’s leading corporations, including China Mobile Corporation, Agriculture Bank of China and others, DLD has expanded to 200 branches, employs approximately 1,600 people throughout China and is a leading discount shopping platform in China.  DLD is now expanding into the United States.

Dr. Wenyi Yu, Director, 48 years of age, received a Doctorate Degree in Economics from the Management School, Fudan University, Shanghai, China in 1993 with a concentration in Finance, Business Administration and Strategic Planning.  From 1993 -1997, Dr. Yu was a lecturer in business administration at Tsinghua University, Beijing and also visiting scholar at The University of Hong Kong.  From 1997 – 2004, Dr. Yu served as General Manager of Xinghuo Investment Corporation, Ministry of Geography & Mineral Resources of the People’s Republic of China, Director and shareholder of UFSOFT Management Institute, UFSOFT Group Corporation, a top financial software company located in China, Vice director of Department of Capital Operation of China National Petroleum Corporation and Post-doctorate of Fudan University, Shanghai, respectively; from 2004 to the present, Dr. Yu has served as Senior Research Professor, Cultural Industries Institute, Peking University, Beijing, China and consultant for both central government and business banks of China.  Since September 2011, Dr. Yu has been a visiting scholar at Buffalo State College, State University of New York.  Dr. Yu is currently a representative of International Dianliandian ShopsNetwork Science & Technology Corporation, NYS.

Mr. Wenyong Wang, Director, 30 years of age and son of Mr. Fenglin Wang, Chairperson of the Board of Directors, Director and President, received a Master Degree in Computer Science, in 2007, from Henan Financial College.  Since 2006, Mr. Wenyong Wang has held the position of General Manager, Net Power Science & Technology Corporation.  Since 2008, Mr. Wang has been Vice President of Zhengzhou Sanxinweiye Science & Technology Corporation and since January 2012 has served as Director of International Dianliandian ShopsNetwork Science & Technology Corporation, NYS and provides technological support of the DLD service software platform.

Ms. Fang Wang, Director, 25 years of age, is the daughter of Mr. Fenglin Wang, Chairperson of the Board of Directors, Director and President of the Registrant.  Ms. Wang received a Bachelor of International Business from Tianjin Foreign Trade Training College in 2009 with a concentration in Financial Management.  Since, July 2009, Ms. Wang has been a Director, owner and the Financial Manager of Dianliandian Science & Technology Corporation and since January 2012 has served as Director of International Dianliandian ShopsNetwork Science & Technology Corporation, NYS.

Ms. Keren Zhao, Chief Executive Officer, 45 years of age.  In 1995, Ms. Zhao married Dr. Wenyi Yu.  In 1997, Ms. Zhao received a Master Degree in Management Engineering from Tsinghua University Beijing, China with a concentration in Business Administration and Marketing.  Between 2008 and 2009, Ms. Zhao was a consultant to the research project of Development Strategy Research on Beijing Jingdu Culture Investment Corporation, Beiing, a state-owned corporation charged with preserving the culture, heritage and rehabitation of Old Beijing -- South Beijing.  During 2009, Ms. Zhao also was a consultant to the Humanitarian Beijing and Finance Plan Research Report, Beijing Finance Bureau, Beijing Municipal Government, PRC.  From January 2010 – present, Ms. Zhao has served as President and Director of Beijing Hehetianyi Culture Development LLC; from March 2011 to the  present, Ms. Zhao has served as Vice President of Zhongmingxin Investment Corporation, a company developing a large industrial park near Beijing, China; and from May 2012, Ms. Zhao has been the Chief

Executive Officer of International Dianliandian ShopsNetwork Science & Technology Corporation, NYS.

Mr. William D. Kyle, III, Secretary, 67 years of age, possesses over 35 years experience of successfully achieving benchmark-setting growth and expansion with organizations from start-ups to globally focused Fortune 1000 companies.  Mr. Kyle is Managing Member of Enterprise Creations, LLC, a strategic business development and consulting firm he founded in 2009.  From 2003 – 2009, Mr. Kyle was founder and Managing Member of Driver Tools, LLC, a reseller of computer test equipment.  Prior to 2003, Mr. Kyle was Vice President of Marketing and Sales for BlueWater Systems, Inc., a computer software test company acquired by Bsquare Corporation in 2000.  From 2000 – 2003, Mr. Kyle was Director of Marketing, Platform Technologies at Bsquare Corporation.  Mr. Kyle serves on the Board of Directors of First State Capital Investments, Inc. and Sunshine State Capital Investments, Inc. where he is also the CFO and Corporate Secretary of both companies.  Mr. Kyle has a Bachelor of Science Degree in Accounting (1967, University of Montana) and a Master of Science Degree in Human Resource Management (1975, University of Utah); Mr. Kyle also was a USAF F-4 fighter pilot.

Mr. Wenyong Wang and Ms. Fang Wang, both nominated to be Directors, are Mr. Fenglin Wang’s son and daughter, respectively.

Dr. Wenyi Yu, nominated to be a Director is married to Ms. Keren Zhao, Chief Executive Officer.

Otherwise, there are no other family relationships among any of our Directors and Executive Officers.

There is no relationship, on one hand, between the Sellers, Jessica Q. Wang individually and as president and CEO of Navitex, and, on the other hand, any of the Company’s new officers and designees to be directors.  The new officers and proposed new directors have no material plan, contract or arrangement (written or not written) to which a new director or officer is a party, or in which he or she participates, that is entered into or material amendment in connection with the triggering event or any grant or award to any such covered person or modification thereto, under any such plan, contract or arrangement in connection with any such event.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

To the Company’s knowledge, during the past ten (10) years, none of our directors, executive officers, promoters, control persons, or any of the Designees, has been:

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the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

?

convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); subject to any order,

judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type  of business, securities or banking activities; or found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's common stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's common stock and (ii) by the directors and executive officers of the Company.  The person or the company named in the table has sole voting and investment power with respect to the shares beneficially owned.

The following sets forth the beneficial ownership information prior to the closing of the Share Purchase Agreement:

Title of Class	Name and Address	Amount and Nature of	Percent of Class
	Of Beneficial Owner	Beneficial Ownership

Common Stock, par value $0.001	Jessica Wang 62 Blueberry Drive Scarborough, Ontario, Canada M2N 6K1	2,050,000	2.05%

Common Stock, par value $0.001	Elwin Cathcart 4950 Yonge Street, Suite 910 Toronto, Ontario, Canada M2N 6K1	1,650,000	1.65%

Common Stock, par value $0.001	Mark Price 62 Blueberry Drive Scarborough, Ontario, Canada M2N 6K1	0	0

Common Stock, par value $0.001	All Executive Officers and Directors as a Group (3 people)	3,700,000	3.70%

Common Stock, par value $0.001	Navitex Canada, Inc. 4950 Yonge Street, Suite 910 Toronto, Ontario, Canada M2N 6K1 (1)	73,873,733	73.87%

.

(1)	Jessica Wang has voting and dispositive power over the shares held by Navitex Canada, Inc. Jessica Wang may be deemed to beneficially own the shares of Common Stock held by Navitex Canada, Inc.

The following sets forth the beneficial ownership information after the closing of the Share Purchase Agreement:

                        Name and address (1)              Amount and Nature

     Percent of Class

Title of Class

of Beneficial Owner           of Beneficial Ownership

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 ---------------------             ----------------------------     ------------------------

Common Stock

Fenglin Wang (2)

65,923,733

65.92%

Par value $0.001

Common Stock

Dr. Wenyi Yu

3,000,000

3.00%

        ____%

Par value $0.001

Common Stock

Wenyong Wang

  3,000,000

  3.00%

Par value $0.001

Common Stock

Fang Wang

2,500,000

2.50%

Par value $0.001

Common Stock

Jihuai Bao

1,000,000

1.00%

Par value $0.001

Common Stock

Fang Chen

500,000

0.50%

Par value $0.001

(1). Addresses for all Beneficial Owners: 25 Fordham Drive, Buffalo, NY 14216.

(2).  Consists of 65,000,000 shares owned by Mr. Fenglin Wang individually, plus 923,733 shares owned by DLD, of which Mr. Fenglin Wang is President, Chairman, CEO and owner and may be deemed as the beneficial owner of the 923,733 shares acquired by International Dianliandian ShopsNetwork Science & Technology Corporation

Compliance With Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our officers, directors and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors and 10% stockholders are required by regulation to furnish us with copies of all Section 16(a) forms they file. To the best of our knowledge (based upon a review of the Forms 3, 4 and 5 filed), no officer, director or 10% beneficial stockholder of the Company failed to file on a timely basis any reports required by Section 16(a) of the Exchange Act during the Company’s fiscal year ended December 31, 2011.

COMPENSATION OF DIRECTORS AND OFFICERS

During the fiscal year ended December 31, 2011, no director or executive officer received any compensation from the Company.

Corporate Governance

Board of Directors and Committees; Director Independence

We do not have standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. These functions are currently performed by the Board of Directors as a whole. We do not have an audit committee charter or nominating committee charter.

Our Board of Directors does not currently have an expressed policy with regard to the consideration of any director candidates recommended by stockholders because the Board of Directors believes that it can adequately evaluate any such nominees on a case-by-case basis. Our Board of Directors does not currently have any formal minimum criteria for nominees. We have not received any recommendations for a director nominees from any stockholders.

None of our current directors and proposed directors following the Share Exchange are “independent” director under the Nasdaq Marketplace Rules.

Board Meetings

During the Company’s fiscal year ended December 31, 2011, our Board of Directors did not hold any meetings and acted by written consent on 4 occasions. We have not yet established a policy with respect to board member’s attendance at annual meetings.

Stockholder Communications

Our Board of Directors does not currently have a process for our stockholders to send communications to the Board of Directors. Following the change of control of the Board of Directors, our stockholders can send communications to the new Board of Directors by writing to: 25 Fordham Drive, Buffalo, NY 14216.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the ownership of the Company’s securities, none of the directors, executive officers, proposed directors, holders of more than five percent of the Company’s outstanding Common Shares, or any member of the immediate family of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, during the two fiscal years ended December 31, 2010 and 2011, in any transaction or proposed transaction which may materially affect the Company, except as  follows:

Ms. Jessica Q. Wang, one of the Company’s current directors, has paid for certain administrative expenses and is reimbursed by the Company. These advances have no fixed terms for repayment, are unsecured, and bear no interest. During the year of 2011, Ms. Wang advanced the company $18,702 and was reimbursed $0 for purposes of paying operating expenses on behalf of the Company. During the year ended December 31, 2011 and 2010, the Company imputed interest on the advance from director of $35,947 and $32,457, respectively. As of December 31, 2011 and December 31, 2010, the Company has loans from Ms. Wang with an outstanding balance of $0 and $209,327 respectively. During December 2011, Ms. Wang forgave the Company $228,029 of advances. At the closing of the Common Stock Purchase Agreement, there are no amounts due and owing to Ms. Wang.

As of December 31, 2011 and 2010, the Company had loans from Navitex Technology, Inc., a company which is controlled by one of the stockholders of the Company, with an outstanding balance of $8,538 and $8,626, respectively. These loans have no fixed terms for repayment, are unsecured, and bear no interest. During the year 2011 and 2010, the company imputed interest on the note payable-related party of $1,268 and $1,268, respectively. At the closing of the Common Stock Purchase Agreement, there are no amounts due and owing to Navitex.

Upon completion of the sale of control which is the subject of this Schedule 14f-1, all outstanding loans owed by the Company to any of the current officers or directors of the Company, or their affiliates, will be forgiven and cancelled.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street Street, N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

 EWRX INTERNET SYSTEMS, INC.

July 20, 2012

  By: /s/Fang Wang

  Fenglin Wang, President